

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2021

Jonas Grossman
Chief Executive Officer
Chardan Healthcare Acquisition 2 Corp.
17 State Street, 21st Floor
New York, NY 10004

      Re: Chardan Healthcare Acquisition 2 Corp.
          Preliminary Proxy Statement on Schedule 14A
          Filed June 4, 2021
          File No. 001-39271

Dear Mr. Grossman:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Ryan J. Maierson, Esq.